InfoSpi, Inc.
1720 Harrison Street, 18th Floor
Suite Penthouse A, Hollywood, Florida 33020

January 6, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  Jamie Kessel
           Staff Accountant

           Re:  InfoSpi, Inc.
           Item 4.02 Form 8-K/A
           Filed December 23, 2010
           File No. 000-53104

To Whom It May Concern:

On behalf of InfoSpi, Inc., a Nevada corporation (the “Company”), we submit the following acknowledgements in response to the comments contained in the Securities and Exchange Commission letter dated December 28, 2010 (the “SEC Letter”) regarding Form 8-K/A.

In accordance with the staff’s comments, the Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

INFOSPI, INC.

By:	/s/ Dror Svorai
Dror Svorai, President